UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              Diomed Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    25454R108
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                                 (CUSIP Number)

                                 Mr. Ajmal Khan
                      c/o Verus International Group Limited
                               P. O. Box 309 G. T.
                               South Church Street
                                 Cayman Islands
                                 (212) 588-0865
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2002
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             (Date of Event Which Requires Filing of This Statement)




If the filing person has previously filed a statement on SCHEDULE 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of RULE 13D-1(E), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of SECTION 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  25454R108
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     (1) Names of Reporting Persons:  Ajmal Khan
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     (2) Check the Appropriate Box if a Member of a Group (See Instructions)
     ---                                                                (a)  [ ]
                                                                        (b)  [ ]
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     (3) SEC Use Only
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     (4) Source of Funds (See Instructions).  SC.
     ---
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     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     --- Items 2(d) or 2(e)                                                  [ ]
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     (6) Citizenship or Place of Organization.  Mr. Khan holds Canadian and
     --- United Kingdom citizenships.
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  Number of Shares        (7) Sole Voting Power          4,417,826
  Beneficially            ---
  Owned by Each           (8) Shared Voting Power                0
  Reporting Person        ---
  With                    (9) Sole Dispositive Power     4,417,826
                          ---
                          10) Shared Dispositive Power           0
                         ----
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person      4,417,826
----
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(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
---- (See Instructions)                                                      [ ]
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(13) Percent of Class Represented by Amount in Row (11)     15.2%
----

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(14) Type of Reporting Person (See Instructions)            IN
----



ITEM 1. SECURITY AND ISSUER

The class of securities to which this statement relates is common stock, par value $0.001 per share (the "Common Stock"), of Diomed Holdings, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1 Dundee Park, Andover, MA 01810.

ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed by Mr. Ajmal Khan, an individual. The business address of Mr. Khan is c/o Verus International Group Limited, P.O. Box 309 G.T., South Church Street, Cayman Islands.

Mr. Khan's principal occupation is private investor.

During the last five years, Mr. Khan has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Khan holds Canadian and United Kingdom citizenships.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 14, 2002, Diomed Acquisition Corp., a Delaware corporation ("Sub") and a wholly-owned subsidiary of the Issuer, merged with and into Diomed, Inc., a Delaware corporation ("Diomed") (the "Merger"), pursuant to the Agreement and Plan of Merger dated as of January 29, 2002 (the "Merger Agreement"), among Pashleth Investment Ltd. (as assigned to and assumed by the Issuer), Sub and Diomed. As a result of the Merger, the separate corporate existence of Sub ceased, Diomed continued as the surviving corporation and as a wholly owned subsidiary of the Issuer.

In connection with the Merger, on February 14, 2002, Issuer issued to Mr. Khan or entities owned by Mr. Khan (i) an aggregate of 1,084,308.75 fully paid and nonassessable shares of Class A convertible preferred stock of the Issuer, par value $0.001 per share (the "Class A Stock") and (ii) Warrants (the "Warrants") to purchase 20,147.75 shares of Class A Stock that are convertible to an aggregate of 80,591 shares of Common Stock. The Class A Stock beneficially owned by Mr. Khan (assuming full exercise of his Warrants), subject to the restrictions on conversion contained in the Merger Agreement and the Certificate of Designation relating to the Class A Stock filed with the Secretary of State of the State of Nevada on February 12, 2002 (the "Certificate of Designation"), may be converted into 4,417,826 shares of Common Stock.

The foregoing is a summary description of certain terms of the Merger Agreement and the Certificate of Designation and is qualified in its entirety by reference to the Merger Agreement and the Certificate of Designation, which are incorporated into this Schedule 13D by reference as Exhibits 1 and 3 respectively. The foregoing description of certain terms of the Class A Stock is qualified in its entirety by reference to the Certificate of Designation.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Khan has acquired the Common Stock beneficially owned by him in connection with the Merger and for investment purposes. Except as described in this statement or in the documents referred to herein, Mr. Khan has no present plans which would relate to or result in the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Mr. Khan beneficially owns an aggregate of 1,084,308.75 shares of Class A Stock and Warrants to acquire 20,147.75 shares of Class A Stock. Class A Stock is convertible into Common Stock at the times and in such amounts as set forth in the Certificate of Designation and fully convertible into Common Stock on and after March 31, 2004, in each case at a conversion rate of 4 shares of Common

Stock per share of Class A Stock, subject to adjustment. Assuming full conversion of the Class A Stock as of the date hereof, and based on information contained in documents filed by the Issuer with the Securities and Exchange Commission, Mr. Khan would beneficially own 15.2% of the outstanding Common Stock. Mr. Khan possesses sole voting and dispositive power with respect to all of such shares, which were acquired on February 14, 2002 pursuant to the Merger.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as described in this statement or in the documents referred to herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Khan or between him and any other person with respect to any securities of the Issuer.

The information set forth in Item 3 with respect to the Merger Agreement and the Class A Stock is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Agreement and Plan of Merger dated as of January 9, 2002 among Pashleth Investment Ltd., Diomed Acquisition Corp. and Diomed, Inc., including certain exhibits and a list of schedules and exhibits thereto, incorporated by reference to Exhibit 2.1 in Diomed Holdings, Inc.'s Form 8-K, dated February 14, 2002 (File No. 000-32045).

         Exhibit 2 Assignment and Assumption Agreement, dated February 11, 2002, between Diomed Holdings, Inc. and Pashleth Investment, Ltd., and acknowledged and agreed to by Diomed Acquisition Corp. and Diomed, Inc.

         Exhibit 3 Certificate of Designation for Class A Convertible Preferred Stock, incorporated by reference to Exhibit
                       4.2 in Diomed Holdings, Inc.'s Form 8-K, dated February 14, 2002 (File No. 000-32045).


SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 22, 2002

Signature
          -----------------------------
          Ajmal Khan

                                  EXHIBIT INDEX


         Exhibit 1 Agreement and Plan of Merger dated as of January 9, 2002 among Pashleth Investment Ltd., Diomed Acquisition Corp. and Diomed, Inc., including certain exhibits and a list of schedules and exhibits thereto, incorporated by reference to Exhibit 2.1 in Diomed Holdings, Inc.'s Form 8-K, dated February 14, 2002 (File No. 000-32045).

         Exhibit 2 Assignment and Assumption Agreement, dated February 11, 2002, between Diomed Holdings, Inc. and Pashleth Investment, Ltd., and acknowledged and agreed to by Diomed Acquisition Corp. and Diomed, Inc.

         Exhibit 3 Certificate of Designation for Class A Convertible Preferred Stock, incorporated by reference to Exhibit 4.2 in Diomed Holdings, Inc.'s Form 8-K, dated February 14, 2002 (File No. 000-32045).